FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 30 DATED FEBRUARY 17, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 30, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014, Supplement No. 26 dated January 15, 2015, Supplement No. 27 dated January 26, 2015, Supplement No. 28 dated February 3, 2015 and Supplement No. 29 dated February 10, 2015. This Supplement No. 30 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28 and Supplement No. 29. This Supplement No. 30 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28 and Supplement No. 29. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 30 are to provide:

•	an update on the status of the offering; and

•	information regarding the acquisition of North Point Landing.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of February 13, 2015, we had raised aggregate gross offering proceeds of approximately $614.1 million from the sale of approximately 24.7million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

North Point Landing

On February 11, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 152,769 rentable square feet located on approximately 12.2 acres of land in Modesto, California (“North Point Landing”) for approximately $30.9 million, exclusive of closing costs. We funded the purchase price with proceeds from this public offering. North Point Landing was purchased from McHenry Square Investors Owner, LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, North Point Landing was 95% leased to 22 tenants, including a Walmart Supercenter, which occupies 98,334 square feet at North Point Landing. Based on the current condition of North Point Landing, we not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that North Point Landing is adequately insured.